December 15, 2005

Mail Stop 4561

By U.S. Mail and facsimile to (912)754-1398

Mr. Harry Shearhouse
President and Chief Executive Officer
Citizens Effingham Bancshares, Inc.
802 South Laurel Street
Post Office Box 379
Springfield, Georgia 31329

Re:	Citizens Effingham Bancshares, Inc.
Form 10-KSB for the Fiscal Year Ended December 31, 2004
Form 10-QSB for the Fiscal Quarters Ended March 31, 2005, June 30, 2005, and September 30, 2005
	File No. 333-07914

Dear Mr. Shearhouse:

      We have reviewed your filings and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.



Form 10-KSB filed March 31, 2005

Statistical Information

Summary of Loan Loss Experience, page 22

1. Please provide us the allocations of the allowance for loan losses for both the current and prior fiscal year ends and include this data in your 12/31/2005 statistical information disclosures. Refer to Industry Guide 3, general instruction (a).


Management`s Discussion and Analysis

Asset Quality, page 27

2. We read your discussion of asset quality and are unable to ascertain your methodology for determining each element of the allowance for loan losses. Please provide us with the proposed discussion you will use in your 12/31/2005 Management`s Discussion and Analysis to clearly describe the details of your methodology for determining the allowance. The description of your methodology should be presented to clearly explain your determination of each element (i.e. specific, general) of the allowance, including, but not limited to the following:

* a description of each element of the allowance;
* which loans were evaluated specifically versus as a group;
* how you determine the loss factors applied to groups of loans in order to develop a general allowance; and
* risk factors considered in establishing each element of the allowance.


Report of Independent Registered Public Accounting Firm, page 30

3. Please file a Form 10-KSB/A on EDGAR and revise the report to include the signature of the registered public accounting firm who opined on the financial statements. Please refer to the guidance in
Article 2-02(a)(2) of Regulation S-X.


Note A - Summary of Significant Accounting Policies, page 35 and
36

4. Please remove "possible" from your description of the allowance for loan losses when you are preparing your 2005 10-KSB, as the guidance provided by FAS 5 and FAS 114 does not prescribe accruals for potential, possible, or future losses at the balance sheet date.


Form 10-KSB filed March 31, 2005
Form 10-QSB filed May 13, 2005, August 15, 2005, and November 14,
2005

Exhibit 31 - Certifications

5. We note your certifications are not stated exactly as set forth under Item 601(b)(31) of Regulation S-B. Please revise your certification(s) in your next periodic filing to comply with all requirements under Item 601(b)(31) including:
* removing the title of the certifying individual from the first line of the certification; and
* refraining from including additional descriptive language in the third paragraph of the certification.

6. We note that in your annual report on Form 10-KSB, the Chief Executive Officer provided certification both as the principal executive officer and as the acting principal financial officer, however in the quarterly reports on Form 10-QSB filed during 2005, such certification is not included. Please explain in your response letter the absence of a certification by your principal financial officer or person performing similar functions in the quarterly reports on Form 10-QSB filed during 2005.


* * * * *




       As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.


	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Amanda Roberts, Staff Accountant, at
(202)551-
3417 or me at (202)551-3492 if you have questions.


Sincerely,



      John P. Nolan
Accounting Branch Chief


Mr. Harry Shearhouse
Citizens Effingham Bancshares, Inc.
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